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Paul, Hastings, Janofsky & Walker LLP
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Telephone (415) 856-7000
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August 31, 2006
VIA EDGAR [CORRESPONDENCE FILING]
Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Kayne Anderson Energy Development Company File No. 333-134829 and 814-00725
Sir or Madam:
On behalf of Kayne Anderson Energy Development Company (the “Fund”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff in telephone conversations with Mr. Sandoe (the “SEC Staff”), regarding the Fund’s registration statement on Form N-2 filed with the Commission on June 8, 2006 and pre-effective amendment number 1 to such registration statement filed on August 3, 2006 (collectively, the “Registration Statement”). For your convenience, we have attempted to reproduce the oral comments of the SEC Staff as accurately as possible. These responses supplement our responses provided to the Commission in our letter dated August 3, 2006 (the “Prior Letter”).
PROSPECTUS:
Fees and Expenses (Page 11):
1.	Comment: The third sentence of footnote (3) states that the income component of the incentive fee payable under the investment management agreement includes cash distributions from limited partnerships that are treated as a return of capital. We have concerns about the appropriateness of paying the Fund’s investment adviser the income component of the incentive fee based in part on a return of capital. The provisions of Section 205 of the Investment Advisers Act of 1940 appears to require that distributions treated as a return of capital be characterized as an adjustment to basis in the capital gains portion of an incentive fee. Please explain to us why you believe your proposed treatment of a return of capital would be appropriate for calculating the income portion of the incentive fee or revise the disclosure as appropriate.

Securities and Exchange Commission
August 31, 2006

Response: In response to the SEC Staff’s comment, the disclosure in the prospectus relating to incentive fee calculations will be revised to characterize distributions treated as a return of capital as decreases to the Fund’s cost basis in its investments for purposes of calculating the capital gains portion of the incentive fee. Statements in the existing disclosure that distributions treated as a return of capital are included in the calculation of the income portion of the incentive fee will be deleted and revised accordingly.
Forward-Looking Statements (Page 39):
2.	Comment: This section attempts to limit liability for forward-looking statements. Please disclose that statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements.

Response: In response to the SEC Staff’s comment, the following disclosure will be included in the prospectus at the end of the last paragraph on page 39:
We acknowledge that, notwithstanding the foregoing statement, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 does not apply to investment companies such as us and statements made in connection with initial public offerings such as this.
Joint-Venture MLPs (Page 46):
3.	Comment: The last sentence states that the Fund may purchase subordinated debt of a wholly owned subsidiary. You stated in the Prior Letter that Rule 17a-3 exempts from the prohibitions in Section 17(a) of the Investment Company Act of 1940 (the “Investment Company Act”) transactions between the Fund and its wholly owned subsidiaries (as defined in Rule 17a-3(b)) and that Section 57(i) of the Investment Company Act applies the rules adopted by the Commission under Section 17 until such time as the Commission adopts rules specific to Section 57(a). Please confirm to us if other affiliated persons of the Fund are contemplated to purchase the debt of the Fund’s wholly owned subsidiaries and, if so, explain to us why such arrangements would be permissible under sections 17(d) and 57 of the Investment Company Act and the rules thereunder.

Response: No affiliated persons are contemplated to purchase debt of the Fund’s wholly owned subsidiaries. Any person (other than the Fund) who might purchase such debt would not be an affiliated person under applicable Investment Company Act standards.
Investment Management Fee — Examples of Incentive Fee Calculation — Example 1 (Page 69):
4.	Comment: Please disclose that the quarterly investment income assumed in Alternative 2 is only an assumed hypothetical figure for illustrative purposes and, if the actual

Securities and Exchange Commission
August 31, 2006

amount of investment income in any quarterly period were higher, the amount of the Net Investment Income Fee payable to our investment adviser for such quarter would be higher.
Response: In response to the SEC Staff’s comment, the following disclosure will be included in the prospectus at the bottom of page 69:
The quarterly investment income of 2.5000% of total assets and the adjusted net investment income of 1.9100% of total assets assumed in Alternative 2 are only assumed hypothetical figures for illustrative purposes. If the actual amounts of investment income and adjusted net investment income in any quarterly period were higher, the actual amount of the Net Investment Income Fee payable to our investment adviser for such quarter would be higher than the hypothetical amount of such fee shown above in Alternative 2.
* * * * * * * * * *
We believe that we have addressed fully Mr. Sandoe’s comments regarding the Registration Statement. We are grateful to your continuing assistance with the review of this registration statement.
Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,

David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosure

cc:	Kevin S. McCarthy (w/ enclosure) David J. Shladovsky, Esq. (w/ enclosure)